Filed by CP&L Energy, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933

                                   Subject Company: Florida Progress Corporation
                                                   Commission File No. 333-40836

On August 2, 2000, CP&L Energy, Inc. mailed the following pamphlet to certain shareholders.

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[Graphic of a checkmark within a circle]
Vote for
The Super-Regional Powerhouse in the Southeast
The combination of CP&L Energy and Florida Progress Corporation

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[PHOTO OF CP&L LINEMAN APPEARS HERE.]
(CP&L LOGO)

This booklet contains forward-looking statements within the meaning of the safe harbor provisions of the Securities Exchange Act of 1934. The forward-looking statements are subject to various risks and uncertainties. Discussion of factors that could cause actual results to differ materially from management's projections, forecasts, estimates and expectations may include factors that are beyond the companies' ability to control or estimate precisely, such as estimates of future market conditions, the behavior of other market participants and the actions of federal and state regulators. Other factors include, but are not limited to, actions in the financial markets, weather conditions, economic conditions in the two companies' service territories, fluctuations in energy-related commodity prices, conversion activity, other marketing efforts and other uncertainties. Other risk factors are detailed from time to time in the two companies' SEC reports.

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Vote for

Dear Shareholder:

You have recently received proxy materials that explain why we are seeking your support for CP&L Energy, Inc.'s plan to acquire Florida Progress Corporation. They include a detailed explanation of why this combination will benefit you, as a shareholder, and why CP&L will be a stronger company after the transaction closes. I encourage you to review the materials and to vote for the acquisition.

As you know, the utility industry is undergoing dramatic change. Companies are joining together in order to become larger, stronger and more competitive in the utility marketplace. We are no exception. CP&L's acquisition of Florida Progress will transform our company, giving us a powerful presence and establishing CP&L as a super-regional energy company in the southeastern U.S. with a competitive strength that will enhance its services. The new company will use its greater economies of scale to take advantage of the rapid customer growth in the Southeast and deliver increasing value to our shareholders.

The Board of Directors of CP&L has voted unanimously for the acquisition and urges you to do the same. By doing so, you will authorize CP&L to issue new shares of CP&L stock to Florida Progress shareholders as part of their consideration in the acquisition. If you have any questions about the voting process, please call CP&L's Shareholder Relations toll free at 1-800-662-7232.

Thank you for your continued support as we work toward completing this combination and forming the flagship utility in the Southeast.

Sincerely,

  /S/

William Cavanaugh III
Chairman of the Board, President and Chief Executive Officer
CP&L Energy, Inc.
Carolina Power and Light Company

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[PHOTO OF AN ELECTRIC METER APPEARS HERE]
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[GRAPHIC OF A CHECKMARK WITHIN A CIRCLE]
Vote for

[GRAPHIC OF A CHECKMARK]
Creating a major regional utility in the Southeast
         o Two strong companies
         o High-growth region
         o Competitive, low cost supplier of energy services

[GRAPHIC OF A CHECKMARK]
Expanding our share of the region's energy market
         o Capture larger share of the lucrative wholesale power market
         o Pursue gas and electricity markets

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An asset-based growth strategy
         o Building our own generation
         o A balanced and flexible generation mix
         o Generation capacity of 18,520 megawatts

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Establishing a combined platform for a broader
customer base and for earnings growth
         o Customer-oriented, workforce excellence
         o Working toward a "critical mass" of customers to sustain competitive success

[Graphic of a checkmark]
Enhanced shareholder value
         o 7%-8% projected growth in annual earnings per share


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Vote for

Combined Service Territory
A Super-Regional Powerhouse

CP&L Energy
o NYSE and PSE symbol: CPL
o Headquartered in Raleigh, North Carolina
o 1.2 million electric customers
o 178,000 gas customers
o 7,650 employees
o $3,472 million in total operating revenues*
o $373 million in earnings*
o 150,511,000 in weighted average shares outstanding*

Florida Progress
o NYSE and PSE symbol: FPC
o Headquartered in St. Petersburg, Florida
o 1.3 million electric customers
o 9,600 employees
o $3,975 million in total operating revenues*
o $324 million in earnings*
o 98,320,000 in weighted average shares outstanding*

*Twelve months ending 3/31/00

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[PHOTO OF TWO CP&L EMPLOYEES APPEARS HERE]
Balanced Generation Mix
(Graphs inserted here containing the following information)

CP&L
10,288 MWs
2% Hydro
15% Gas/Oil
31% Nuclear
52% Coal

FPC
8,232 MWs
9% Nuclear
28% Coal
63% Gas/Oil

New Company
18,520 MWs
1% Hydro
21% Nuclear
37% Gas/Oil
41% Coal
  (Installed Capacity)
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Vote for

Diverse Customer Base
(Graphs inserted here containing the following information)

CP&L
21% Commercial
23% Wholesale/Other
23% Industrial
33% Residential

FPC
8% Industrial
15% Wholesale/Other
23% Commercial
54% Residential

New Company
16% Industrial
20% Wholesale/Other
22% Commercial
42% Residential


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[PHOTO OF A METER DIAL APPEARS HERE.]
Questions & Answers

Q. What am I being asked to vote on?
A. Shareholders of CP&L are being asked to approve the issuance of shares of common stock of CP&L to be used to facilitate the acquisition of Florida Progress.
Q. Why should I support the acquisition of Florida
Progress by CP&L?
A. This combination creates a major regional utility in the Southeast with a larger customer base and increased economies of scale, allowing the combined company to be a competitive, low cost supplier of energy and related services in the region.
Q. What are the terms of the acquisition?
A. Florida Progress shareholders receive $54.00 per share in cash or CP&L stock, subject to adjustment, plus one Contingent Value Obligation (CVO) related to recent synthetic fuel plant purchases. Florida Progress shareholders will have the right to elect cash or stock having a value of $54.00, subject to adjustment based on the price of CP&L stock during a period before the exchange is closed, and subject to proration if the elections exceed 65 percent in cash or 35 percent in stock.

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Vote for

Q. What happens if I don't vote?
A. In order to facilitate the acquisition of Florida Progress, we must receive the affirmative votes of a majority of the votes cast by holders of the common stock of the company, so long as the total votes cast represent at least 50 percent of the shares entitled to vote on the share exchange.
Q. What happens to my dividend?
A. We anticipate that CP&L will continue the current dividend policy which has resulted in dividend increases for 17 of the past 18 years. We cannot assure you, however, that this dividend policy will remain in place or unchanged after the acquisition. CP&L currently pays an annual dividend of $2.06 per share.
Q. When do you expect the transaction to be completed?
A. We are targeting to complete the acquisition in the fall of 2000 following receipt of all necessary shareholder and regulatory approvals.
Q. What do I need to do now?
A. You should carefully read and consider the information contained in the proxy statement/prospectus. You should complete and sign your proxy and return it in the enclosed envelope or vote by telephone or through the Internet as soon as possible so that your shares may be represented at CP&L's special shareholder meeting.
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[PHOTO OF CP&L EMPLOYEE APPEARS HERE]
[GRAPHIC OF A CHECKMARK WITHIN A CIRCLE] vote for

[GRAPHIC OF A CHECKMARK]
Creating the Southeastern
flagship utility

[GRAPHIC OF A CHECKMARK]
Expanding our share of the region's energy market

[GRAPHIC OF A CHECKMARK]
An asset-based growth strategy

[GRAPHIC OF A CHECKMARK]
Establishing a broader
customer base

[GRAPHIC OF A CHECKMARK]
Enhanced shareholder value

[MAP OF THE SOUTHEASTERN UNITED STATES INDICATING THE SERVICE TERRITORIES OF
 CP&L AND FLORIDA PROGRESS]
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[PHOTO OF CP&L EMPLOYEE APPEARS HERE]

[GRAPHIC OF A CHECKMARK WITHIN A CIRCLE]
Vote for

Other Important Information
After careful review and consideration, your Board of Directors recommends a vote for the issuance of CP&L Energy's shares, to facilitate the acquisition of Florida Progress.


For your convenience, we have enclosed a proxy card. You can simply submit your vote by calling toll free 1-877-779-8683 or via the Internet at http://www.eproxyvote.com/cpl or by mailing your proxy card to EquiServe Trust Company, Proxy Tabulation Dept., PO Box 9396, Boston, MA 02205-9975.

If you have any questions after reviewing this material and need further assistance, please contact CP&L Shareholder Relations:

o Toll-free telephone number: 1-800-662-7232
o E-mail: shareholder.relations@cplc.com
o Mail: PO Box 1551, Raleigh, NC 27602

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We urge you to Vote for

For your convenience, we have enclosed a duplicate proxy card and postage-paid envelope.

The combination of CP&L Energy and Florida Progress Corporation

CPL-PMLT
[END OF TEXT OF PAMPHLET]
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In connection with the share exchange between CP&L Energy and Florida Progress,
CP&L Energy has filed with the Securities and Exchange Commission (the "SEC") a Registration Statement on Form S-4 and Florida Progress has filed with the SEC a definitive proxy statement each of which contains the definitive joint proxy statement/prospectus of CP&L Energy and Florida Progress. The definitive joint proxy statement/prospectus was first mailed on or about July 11, 2000 to shareholders of CP&L Energy and Florida Progress. We urge investors to read the definitive joint proxy statement/prospectus and any other relevant documents to be filed with the SEC because they contain important information. Investors will be able to obtain the documents free of charge at the SEC's web site, http://www.sec.gov. In addition, documents filed by CP&L Energy and Carolina Power & Light Company with the SEC can be obtained by contacting CP&L Energy at the following address and telephone number: Shareholder Relations, 411 Fayetteville Street, Raleigh, North Carolina 27601, telephone: (800) 662-7232. Documents filed with the SEC by Florida Progress can be obtained by contacting Florida Progress at the following address and telephone number: Investor Services, P.O. Box 14042 (CX1H), St. Petersburg, Florida 33733, telephone: (800) 937-2640. Read the definitive joint proxy statement/prospectus carefully before making a decision concerning the share exchange.